EXHIBIT 99.3

[NAM TAI PRESS RELEASE LETTERHEAD]

                            NAM TAI ELECTRONICS, INC.
        TCL Corporation Commences Dealing on the Shenzhen Stock Exchange
                                   * * * * * *
                        Shares Closed at $0.93 Per Share

VANCOUVER, CANADA -- January 30, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol QNA; Frankfurt Stock Exchange Symbol 884852) announced that the leading PRC consumer electronics maker, TCL Corporation, commenced dealings on the Shenzhen Stock Exchange on January 30, 2004. Shares of TCL Corporation recorded active trading and positive price movements. The closing price on January 30, 2004 was $0.93 (RMB 7.59) per share, representing an increase of approximately 78% over the issue price of approximately $0.52 (RMB 4.26) per share. The day high reached $0.95 (RMB 7.84) per share. Trading volume for the day was approximately 500 million shares, amounting to approximately $449 million (RMB 3,679 million).

Based on the closing price of approximately $0.93 (RMB 7.59) per share of TCL Corporation on January 30, 2004, the value of Nam Tai's 95.52 million promoter's shares of TCL Corporation is estimated to be approximately $88.8 million. Nam Tai acquired its 6% equity interest in TCL Corporation in January 2002 for a consideration of $12 million, which is equivalent to 3.69% equity interest and represent 95.52 million promoter's shares of TCL Corporation after the IPO.

"We are pleased to see TCL Corporation's successful IPO on the Shenzhen Stock Exchange," said Mr. Tadao Murakami, Nam Tai's Chairman. "The favorable share price performance is a clear indication of investors' recognition of TCL Corporation's successful performance and prospects. We look forward to more success of TCL Corporation in the future generating more promising returns for its shareholders."

About TCL Corporation
---------------------

TCL Corporation is a PRC state-owned enterprise that has extensive sales and distribution channels in China. TCL Corporation's scope of business includes the import and export of raw materials, the design, manufacturing, and sales and marketing of telephones, VCD players, color television sets, cellular phones and other consumer electronic products. TCL Corporation is the No. 1 television manufacturer in PRC and is the No.5 household computer manufacturer in PRC. In addition, TCL Corporation is the No.1 domestic cellular phone manufacturer in PRC, which is ranked as China's No.1 domestic brand and third overall behind Nokia and Motorola in the PRC's cellular phone market.

About Nam Tai
-------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels,


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LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Safe Harbor
-----------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.



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